EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

June 15, 2009

 TSX Venture Exchange:    EMR

 OTC Bulletin Board: EGMCF

 U.S. 20-F Registration: 000-51411

 Frankfurt Stock Exchange: EML

EMGOLD ADDS TO PROPERTY HOLDINGS IN GRASS VALLEY, CA

June 15, 2009, Vancouver, BC - Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce that its wholly owned U.S. subsidiary, the Idaho-Maryland Mining Corporation, has entered into a purchase agreement (the "Agreement") with Whisper Development (US) Corp. (the "Seller") to acquire 7.13 acres of land known as the "Whisper Property".  The Whisper Property is located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley, CA.  It overlies part of the mineral rights associated with the Idaho-Maryland Project and is the location of the historic Round Hole Shaft (also know as the Idaho #2 Shaft).  The Whisper Property contains the one acre easement that is currently being permitted as part of the Idaho-Maryland Project and identified in the permitting documents at the Round Hole Shaft site.

The Round Hole Shaft is a 5 foot diameter bored shaft that was excavated to a depth of 346 meters (1,134 feet) in 1935-36.  It is one of the first, bored shafts in North America and was excavated by the Idaho-Maryland Mining Company using the Newsom Drill.  Core from the Round Hole Shaft is located in tourist attractions around Grass Valley including Empire State Park, the Nevada County Fair Grounds, and various locations in Grass Valley and Nevada City.  Plans are to use the Round Hole Shaft as a ventilation shaft and escape way for the Idaho-Maryland Gold Mine during operations.

Mr. David G. Watkinson, President and COO, stated "We are taking steps to solidify the infrastructure for our Idaho-Maryland Project as we advance towards completion of the Environmental Impact Report for the Idaho-Maryland Project.  With this recent land acquisition, Emgold now owns or has an option to purchase more than 146 acres of surface rights and 2,800 acres of mineral rights associated with the Idaho-Maryland Project.

Under the terms of the Agreement, Emgold has agreed to make a one-time share issuance of 2,808,231 common shares to the Seller for the purchase of the Whisper Property.  The Agreement is subject to regulatory approval.  No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the Agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

The Idaho-Maryland Project is host to the historic Idaho-Maryland Gold Mine located in Grass Valley, California, which the Company proposes to reopen and operate.  The Grass Valley Mining District produced 17 million ounces of gold from 1850 until 1956 at which time mines started shutting down due to the fixed gold price of US$35 per ounce and rising labour costs following World War II.  The Idaho-Maryland Gold Mine historically was the second largest underground gold mine in California and is located adjacent to the Empire/Northstar Mine which was last operated by Newmont Mining Corporation and produced 5.8 million ounces of gold.  Over its operating life, the Idaho-Maryland Gold Mine produced 2.4 million ounces of gold.

The reopening of the Idaho-Maryland Gold Mine through the Idaho-Maryland Project will bring up to 400 permanent jobs to the City of Grass Valley, California, approximately half of which are expected to be local hires.  Including construction jobs, it is expected that there will be over 20 years of employment for in excess of 400 people.  The Idaho-Maryland Project is also expected to generate significant local, state, and federal tax dollars.  In addition, the Idaho-Maryland Project will have the environmental benefit of cleaning up an existing legacy mine site.  At closure, the site will be reclaimed and the buildings and property will be transferred to the City of Grass Valley for use as an alternative business park for the future economic benefit of Grass Valley.  The Idaho-Maryland Project also includes an Education Center and Outdoor Historical Mining Display Park that will be a year-round tourist attraction for Grass Valley and Nevada County.

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Jeff Stuart, Manager, Business Development & Investor Relations

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com